FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT JANUARY 7, 2003

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Schwarzenbergplatz 3
1010 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Telekom Austria Group

Investor Information

mobilkom austria and Vodafone Announce a Partnership Agreement

“The best of two worlds” — domestic strength of mobilkom austria and its subsidiaries complemented by the benefits offered by Vodafone, the world’s largest mobile communications operator. mobilkom austria’s customer base will benefit from global services and attractive roaming rates.

Vienna, January 7, 2003 — Today Telekom Austria AG (VSE:TKA; NYSE:TKA) announced a partnership agreement between its subsidiary mobilkom austria and Vodafone (NYSE: VOD; LSE: VOD). The world’s largest mobile communications operator, with a presence in 28 countries, 17 of which are European, and the mobilkom austria group, present in four European countries, have agreed to an exclusive cooperation. The cooperation is based on the so-called “Partner Concept”, already successfully implemented with Radolinja (Finland), TDC Mobil (Denmark), MTC (Kuwait) and Radiolinja Eesti AS (Estonia). Apart from roaming products the partnership encompasses joint product development, marketing and global account management as well as procurement synergies between Vodafone and mobilkom austria group in Austria, Slovenia and Croatia.

“We are entering into a partnership agreement, which will allow us to integrate into a global partner network without giving up our independence. The two operators will immediately initiate a joint strategic product development program in certain business areas, which will add to our respective strengths. For our customers, this cooperation means that they are being offered the best of both worlds,” reports Boris Nemsic, CEO mobilkom austria and COO Wireless Telekom Austria. The cooperation does not entail an equity investment by either company, both partners will continue to operate as independent companies.

Heinz Sundt, CEO Telekom Austria AG stated: “For the benefit of our shareholders, this cooperation ensures that mobilkom austria will continue to provide an attractive contribution to the financial performance of the Telekom Austria Group.”

“Partner Agreement” — Maximizing Advantages without Financial Involvement

Thomas Geitner, Vodafone Chief Executive for Global Products & Services, highlights the advantages of the partnership for both business groups: “We enter into this cooperation, which offers advantages for Vodafone customers, shareholders and our operators, as

Telekom Austria Group

equal partners. As we are not operating in the regions covered by the mobilkom austria group, we are removing the blank spaces on Vodafone’s map of Europe. mobilkom austria’s leadership in innovations is widely recognized which makes them a particularly valuable partner for us.” This agreement with the mobilkom austria group marks the first partnership between Vodafone and a combined group of operators. It is intended for the partnership to comprise additional regions in which the mobilkom austria group might potentially operate in the future. For Vodafone the partnership with mobilkom austria forms a bridge towards a possible further cooperation in Central and Eastern Europe.

Think global, act local: Increased Cost-Effectiveness and Global Know-how
Combined with Local Customer-Focus

According to Nemsic, being in the position of a market-leader in Austria, the mobilkom austria group was able to choose its preferred partner through which to access a global network. “Our assets in Austria, Croatia and Slovenia with turnover and customer growth in all subsidiaries as well as the rapid know-how transfer between the group’s companies, has made it possible to achieve innovation leadership in each country. Best practice sharing and intensive exchange of know-how with Vodafone will reinforce this position in the future,” explains Nemsic. In addition to product development, mobilkom austria will also cooperate in the areas of technical platform development as well as key account management and distribution with its partner. Considerable cost savings will result not only from synergies in product development, but also from joint purchasing of hardware and software products.

Eurocall Provides Favorable Rates for Calls in 26 Countries

Above all, the advantages will benefit the customers — 107.5 million in the Vodafone Group and 4.3 million in the mobilkom austria group. In the future, Vodafone customers will prefer to use the networks of A1, VIPnet and Si.mobil as these will offer conditions equivalent to the Vodafone home network. That means: Global services which apply to all of the countries covered by both partners, new services and a cross-border flat rate. “We will be launching new roaming rates in the first half of 2003. With Vodafone Eurocall, we can offer our customers in Austria, Croatia and Slovenia low, transparent rates in 26 countries — basically all of Europe. In addition to that, the customer is guaranteed a high level of assistance and simplified access to services when abroad,” says Hannes Ametsreiter, responsible for Marketing, Distribution and Customer Services at mobilkom austria.

mobilkom austria has the exclusive rights to the implementation and marketing of Vodafone products within its markets (with the exception of Liechtenstein). “For products which we develop together, a joint branding approach will be adopted,” says Ametsreiter. “The combination with the internationally established brand ‘Vodafone’ will add value to our brand A1.”

Telekom Austria Group

Vodafone and Telekom Austria Facts

Vodafone is the largest mobile communications group in the world represented in 28 countries and on five continents. As of September 30th, 2002, Vodafone serves over 107.5 million customers worldwide and is one of the largest companies in the FTSE 100 and in the Eurotop 300. Through the partner network program, which the mobilkom austria group has now joined, Vodafone expands its footprint in Europe. New growth opportunities are addressed through cooperations with the strongest regional players.

Telekom Austria is the leading telecom operator in Austria. The company is listed both on the Vienna Stock Exchange and the New York Stock Exchange and has a market capitalisation of currently €4.8bn. The group’s main business lines are Wireline and Mobile Communications. mobilkom austria is the leading mobile telecom operator in Austria and also operates in Croatia, Slovenia and Liechtenstein. As of September 30 2002, mobilkom austria serves 4.3 million customers. mobilkom austria is a wholly owned subsidiary of Telekom Austria.

Contact:
Hans Fruhmann
Telekom Austria AG
Investor Relations,
Tel.: +43 (0) 590591-20917
E-mail: hans.fruhmann@telekom.at

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: January 7, 2003